Exhibit 99.1

CORPORATE ACCESS NUMBER: 2015413533

Government

of Alberta ¢

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

SMART TECHNOLOGIES INC.

AMENDED ITS ARTICLES ON 2014/08/07.

BUSINESS CORPORATIONS ACT

Alberta	ARTICLES OF AMENDMENT

1. Name of Corporation	2. Corporate Access Number

SMART TECHNOLOGIES INC.	2015413533

3.

Pursuant to Sections 173(1)(e) and (h) of the Business Corporations Act (the “ABCA”) the Share Capital of SMART Technologies Inc. (the “Corporation”) is hereby amended by:

(a)	Redesignating the “Class A Subordinate Voting Shares” of the Corporation as “Common Shares”; and

(b)	Cancelling the “Class B Shares of the Corporation as a class, none of which are currently issued or outstanding, so that the Corporation is no longer authorized to issue Class B Shares;

so that the share capital of the Corporation shall be amended to read as set out in the Schedule of Share Capital attached hereto.

4.	DATE	SIGNATURE	TITLE

	August 7, 2014	“Jeff Losch” (signed)	Vice President, Legal and General Counsel

SCHEDULE OF SHARE CAPITAL

The share capital of SMART Technologies Inc. (the “Corporation”) shall consist of: (i) an unlimited number of preferred shares, issuable in series (the “Preferred Shares”), and (ii) an unlimited number of Common Shares (the “Common Shares”), and the rights, privileges, conditions and restrictions attaching to each such class are as hereinafter set forth. Any reference herein to the Act is a reference to the Business Corporations Act (Alberta) as it now exists and as it may be amended from time to time and any reference herein to a section of the Act is a reference herein to a section of the Act as such section is presently numbered or as it may be renumbered from time to time.

Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall be as follows:

(1)	Issuable in Series. The Preferred Shares shall be issuable in series and the board of directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including, without limitation to the foregoing:

(a)	the rate, amount or method of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue and any preference of such dividends;

(b)	any rights of redemption and purchase and the redemption or purchase prices and terms and conditions of any such rights;

(c)	any rights of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

(d)	any voting rights;

(e)	any conversion rights into Common Shares or into any other securities, whether or not issued or issuable by the Corporation or any other property whether or not owned by the Corporation at the time of issuance of such series, or any combination thereof;

(f)	any rights to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up and the amount and preference of any such rights; and

(g)	any other provisions attaching to any such series of the Preferred Shares.

(2)	Priority. The holders of any series of Preferred Shares shall be entitled to receive in priority to the holders of shares of any other class of the Corporation ranking subordinate to the Preferred Shares, including, without limitation, the Common Shares and the Class B Shares, as and when declared by the Board of Directors of the Corporation, dividends, and amounts payable upon liquidation, dissolution or winding-up of the Corporation, in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such Preferred Shares form a part.

Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(1)	Defined Terms. For purposes hereof, the following terms shall have the following respective meanings:

(a)	“Apax” means Apax US VII, L.P. and/or the various partnerships comprising the funds known as Apax Europe V (such partnerships being comprised of Apax Europe V - A, L.P., Apax Europe V - B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V - D, L.P., Apax Europe V - E, L.P., Apax Europe V - F, C.V., Apax Europe V - G, C.V., Apax Europe V - 1, LP and Apax Europe V - 2, LP);

(b)	“IFF” means IFF Holdings Inc., a corporation incorporated pursuant to the provisions of the Act;

(c)	“IFF Permitted Holder” means any of: (A) IFF, (B) Nancy L. Knowlton, (C) David A. Martin, (D) any trust that has as its majority trustee or trustees, either or both of Nancy L. Knowlton and David A. Martin and of which all of the beneficiaries comprise any of Nancy L. Knowlton, David A. Martin, members of their families, close personal friends or a registered charity; and (E) any Person or Persons, 100% of the total outstanding Voting Shares of which are beneficially owned and controlled, directly or indirectly, by: (i) one or more of the Persons referred to in Clause (A), (B) or (C); or (ii) by a trust referred to in clause (D);

(d)	“Intel” means Intel Corporation, a corporation incorporated pursuant to the laws of Delaware;

(e)	“Permitted Holder” means:

(i)	in the case of Class B Shares originally issued to IFF, any IFF Permitted Holder;

(ii)	in the case of Class B Shares originally issued to School S.à r.l., any of: (A) Apax; and (B) any Person or Persons, 100% of the total outstanding Voting Shares of which are beneficially owned and controlled, directly or indirectly, by Apax and, for greater certainty, such Persons include, as at the date of original issuance of the Class B Shares, School S.à r.l.; and

(iii)	in the case of Class B Shares originally issued to Intel, any of: (A) Intel; and (B) any Person or Persons, 100% of the total outstanding Voting Shares of which are beneficially owned and controlled, directly or indirectly, by Intel;

(f)	“Person” means any individual, corporation, company (including any limited liability company), partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof;

(g)	“Shares” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person’s share capital, partnership interests (whether general or limited), any other interest or participation that confers on a Person that right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person and any rights, warrants or options exchangeable for or convertible into such Shares;

(h)	“Voting Shares” of a Person means the class or classes of Shares of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to vote on the election of at least a majority of the board of directors, managers or trustees of such Person.

(2)	Dividends; Rights on Liquidation, Dissolution, or Winding-up. The Common Shares and the Class B Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the Preferred Shares and shall rank pari passu, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on liquidation, dissolution or winding-up. For the avoidance of doubt, holders of Common Shares and Class B Shares shall, subject always to the rights of the holders of the Preferred Shares, be entitled to receive:

(a)	such dividends as the board of directors of the Corporation shall determine in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only, and

(b)	in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the remaining property and assets of the Corporation, in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only.

(3)

Meetings and Voting. Each holder of Class B Shares and each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Class B Share shall entitle the holder thereof to ten (10) votes and each Common Share shall entitle the holder thereof to one (1) vote, voting together as a single class, except as otherwise provided herein or in the Act.

(4)	Subdivision or Consolidation. No subdivision or consolidation of the Common Shares or the Class B Shares shall be carried out unless, at the same time, the Class B Shares or the Common Shares, as the case may be, are subdivided or consolidated in the same manner and, in such event, the rights, privileges, conditions and restrictions then attached to the Common Shares and the Class B Shares shall also apply to the Common Shares and the Class B Shares, respectively, as subdivided or consolidated.

(5)	Conversion by Holders. The Common Shares cannot be converted into any other class of shares. Each outstanding Class B Share may at any time, at the option of the holder, be converted into one Common Share by the holder of Class B Shares (the “Converting Shareholder”) delivering written notice, signed by such Converting Shareholder or its authorized representative and specifying the number of Class B Shares being converted (the “Conversion Shares”) into Common Shares, to the transfer agent of the Corporation, if one exists, and if not, to the Secretary of the Corporation, accompanied by a certificate or certificates representing the Conversion Shares. The Converting Shareholder shall also pay any governmental or other tax imposed in respect of the conversion of the Conversion Shares. Upon receipt of such notice and certificate or certificates, the Corporation shall, at its expense, effective as of the date of such receipt, promptly, and in any event within three (3) business days following the receipt of such notice and certificate or certificates, issue or cause to be issued a certificate or certificates representing a number of Common Shares (the “Converted Shares”) equivalent to the number of Conversion Shares. If fewer than all the Class B Shares represented by any certificate are converted, the Converting Shareholder shall be entitled to receive a new certificate representing the Class B Shares represented by the original certificate that are not converted. The Conversion Shares convert into the Converted Shares, and the Converting Shareholder (or any person or persons in whose name or names such Converting Shareholder shall have directed the Converted Shares to be registered) becomes a holder of record for all purposes of the Converted Shares, on the date of surrender of the certificate(s) representing the Conversion Shares accompanied by notice in writing as referred to above.

(6)	Automatic Conversion Upon Transfer to Persons that are not Permitted Holders. If a holder of Class B Shares sells, transfers, assigns or otherwise conveys (each, a “Transfer”) any or all of its Class B Shares (the “Transferred Shares”) to a Person that is not a Permitted Holder (the “Transferee”), the Transferred Shares shall automatically convert into Common Shares immediately prior to the Transfer, such that the Transferee receives one fully paid and non-assessable Common Share for each Transferred Share.

(7)	Automatic Conversion Upon Certain Other Events. Class B Shares shall automatically convert into Common Shares effective upon the first to occur of:

(a)	with respect to all the issued and outstanding Class B Shares held by a Person, immediately upon the first to occur of:

(i)	such Person ceasing to be a Permitted Holder; or

(ii)	such time as the total number of Class B Shares beneficially owned and controlled by such holder together with any other Permitted Holder of such holder is less than 10% of the total number of outstanding Class B Shares and Common Shares; and

(b)	with respect to all the issued and outstanding Class B Shares, regardless of the holder thereof, immediately upon the first to occur of:

(i)	such time as David A. Martin and Nancy L. Knowlton (together or individually) do not beneficially own and exercise control and direction over, directly or indirectly, more than 50% of the outstanding Voting Shares of IFF or any successor thereto; or

(ii)	such time as neither David A. Martin nor Nancy L. Knowlton is an employee, officer or director of the Corporation.

(8)	Certain Class Votes. So long as there are any Class B Shares outstanding, the Corporation shall not effect any of the following unless prior thereto, the holders of at least two-thirds of the outstanding Class B Shares (and 100% of the outstanding Class B Shares in the case of (d) and (e) below), voting separately as a class, have consented thereto:

(a)	any proposed amalgamation involving the Corporation in respect of which the Act requires that the approval of the shareholders of the Corporation be obtained;

(b)	any proposed plan of arrangement pursuant to section 193 of the Act involving the Corporation in respect of which the Act, or any order issued by the Court of Queen’s Bench of Alberta pursuant to section 193 of the Act, requires that the approval of the shareholders of the Corporation be obtained;

(c)	any proposed sale, lease or exchange of all or substantially all the property of the Corporation in respect of which the Act requires that the approval of the shareholders of the Corporation be obtained;

(d)	the issuance or creation of Shares of the Corporation of any class or series that entitle the holders thereof to more than one vote per Share; or

(e)	any issuance of Class B Shares or securities convertible or exchangeable for Class B Shares, including without limitation, any options, warrants or rights to acquire Class B Shares.

(9)	Single Class. Except as otherwise provided herein, Common Shares and Class B Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act. The Common Shares shall not vote separately as a class on any matter except as expressly provided in the Act. The Class B Shares shall vote separately as a class as provided in Section 8 and as expressly provided in the Act.

(10)	Cancellation of Class B Shares. Upon conversion of a Class B Share into a Common Share, such Class B Share shall be cancelled and retired and may not be reissued by the Corporation.

(11)	No Further Issuance of Class B Shares. If at any time all the Class B Shares outstanding are converted into Common Shares, purchased for cancellation or otherwise cease to be outstanding, no further Class B Shares shall be issued by the Corporation.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2014/08/07

Service Request Number:	21881363
Corporate Access Number:	2015413533
Legal Entity Name:	SMART TECHNOLOGIES INC.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	SMART TECHNOLOGIES INC.
New French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

Share Structure:	SEE SCHEDULE OF SHARE CAPITAL ATTACHED HERETO
Share Transfers Restrictions:	NONE
Number of Directors:
Min Number Of Directors:	3
Max Number Of Directors:	15
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE “B” ATTACHED HERETO
BCA Section/Subsection:	173(1)(E) AND (H)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2014	2014/06/03
2013	2013/05/27
2012	2012/05/24

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Other Rules or Provisions	ELECTRONIC	2010/06/08
Share Structure	ELECTRONIC	2010/06/08
Statutory Declaration	10000306102076054	2010/06/08
Consolidation, Split, Exchange	ELECTRONIC	2010/06/24
Share Structure	ELECTRONIC	2010/07/15
Share Structure	ELECTRONIC	2014/08/07

Registration Authorized By:	SANDRA MALCOLM
SOLICITOR

SCHEDULE OF SHARE CAPITAL

The share capital of SMART Technologies Inc. (the “Corporation”) shall consist of: (i) an unlimited number of preferred shares, issuable in series (the “Preferred Shares”), and (ii) an unlimited number of Common Shares (the “Common Shares”), and the rights, privileges, conditions and restrictions attaching to each such class are as hereinafter set forth. Any reference herein to the Act is a reference to the Business Corporations Act (Alberta) as it now exists and as it may be amended from time to time and any reference herein to a section of the Act is a reference herein to a section of the Act as such section is presently numbered or as it may be renumbered from time to time.

Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, shall be as follows:

(1) Issuable in Series. The Preferred Shares shall be issuable in series and the board of directors of the Corporation shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including, without limitation to the foregoing:

(a) the rate, amount or method of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue and any preference of such dividends;

(b) any rights of redemption and purchase and the redemption or purchase prices and terms and conditions of any such rights;

(c) any rights of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

(d) any voting rights;

(e) any conversion rights into Common Shares or into any other securities, whether or not issued or issuable by the Corporation or any other property whether or not owned by the Corporation at the time of issuance of such series, or any combination thereof;

(f) any rights to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up and the amount and preference of any such rights; and

(g) any other provisions attaching to any such series of the Preferred Shares.

(2) Priority. The holders of any series of Preferred Shares shall be entitled to receive in priority to the holders of shares of any other class of the Corporation ranking subordinate to the Preferred Shares, including, without limitation, the Common Shares and the

Class B Shares, as and when declared by the Board of Directors of the Corporation, dividends, and amounts payable upon liquidation, dissolution or winding-up of the Corporation, in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such Preferred Shares form a part.

Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(1) Defined Terms. For purposes hereof, the following terms shall have the following respective meanings:

(a) “Apax” means Apax US VII, L.P. and/or the various partnerships comprising the funds known as Apax Europe V (such partnerships being comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V – 2, LP);

(b) “IFF” means IFF Holdings Inc., a corporation incorporated pursuant to the provisions of the Act;

(c) “IFF Permitted Holder” means any of: (A) IFF, (B) Nancy L. Knowlton, (C) David A. Martin, (D) any trust that has as its majority trustee or trustees, either or both of Nancy L. Knowlton and David A. Martin and of which all of the beneficiaries comprise any of Nancy L. Knowlton, David A. Martin, members of their families, close personal friends or a registered charity; and (E) any Person or Persons, 100% of the total outstanding Voting Shares of which are beneficially owned and controlled, directly or indirectly, by: (i) one or more of the Persons referred to in Clause (A), (B) or (C); or (ii) by a trust referred to in clause (D);

(d) “Intel” means Intel Corporation, a corporation incorporated pursuant to the laws of Delaware;

(e) “Permitted Holder” means:

(i) in the case of Class B Shares originally issued to IFF, any IFF Permitted Holder;

(ii) in the case of Class B Shares originally issued to School S.à r.l., any of: (A) Apax; and (B) any Person or Persons, 100% of the total outstanding Voting Shares of which are beneficially owned and controlled, directly or indirectly, by Apax and, for greater certainty, such Persons include, as at the date of original issuance of the Class B Shares, School S.à r.l.; and

(iii) in the case of Class B Shares originally issued to Intel, any of: (A) Intel; and (B) any Person or Persons, 100% of the total outstanding Voting Shares of which are beneficially owned and controlled, directly or indirectly, by Intel;

(f) “Person” means any individual, corporation, company (including any limited liability company), partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof;

(g) “Shares” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person’s share capital, partnership interests (whether general or limited), any other interest or participation that confers on a Person that right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person and any rights, warrants or options exchangeable for or convertible into such Shares;

(h) “Voting Shares” of a Person means the class or classes of Shares of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to vote on the election of at least a majority of the board of directors, managers or trustees of such Person.

(2) Dividends; Rights on Liquidation, Dissolution, or Winding- up. The Common Shares and the Class B Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the Preferred Shares and shall rank pari passu, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on liquidation, dissolution or winding-up. For the avoidance of doubt, holders of Common Shares and Class B Shares shall, subject always to the rights of the holders of the Preferred Shares, be entitled to receive:

(a) such dividends as the board of directors of the Corporation shall determine in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only, and

(b) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the remaining property and assets of the Corporation, in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only.

(3) Meetings and Voting. Each holder of Class B Shares and each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Class B Share shall entitle the holder thereof to ten (10) votes and each Common Share shall entitle the holder thereof to one (1) vote, voting together as a single class, except as otherwise provided herein or in the Act.

(4) Subdivision or Consolidation. No subdivision or consolidation of the Common Shares or the Class B Shares shall be carried out unless, at the same time, the Class B Shares or the Common Shares, as the case may be, are subdivided or consolidated in the same manner and, in such event, the rights, privileges, conditions and restrictions then attached to the Common Shares and the Class B Shares shall also apply to the Common Shares and the Class B Shares, respectively, as subdivided or consolidated.

(5) Conversion by Holders. The Common Shares cannot be converted into any other class of shares. Each outstanding Class B Share may at any time, at the option of the holder, be converted into one Common Share by the holder of Class B Shares (the “Converting Shareholder”) delivering written notice, signed by such Converting Shareholder or its authorized representative and specifying the number of Class B Shares being converted (the “Conversion Shares”) into Common Shares, to the transfer agent of the Corporation, if one exists, and if not, to the Secretary of the Corporation, accompanied by a certificate or certificates representing the Conversion Shares. The Converting Shareholder shall also pay any governmental or other tax imposed in respect of the conversion of the Conversion Shares. Upon receipt of such notice and certificate or certificates, the Corporation shall, at its expense, effective as of the date of such receipt, promptly, and in any event within three (3) business days following the receipt of such notice and certificate or certificates, issue or cause to be issued a certificate or certificates representing a number of Common Shares (the “Converted Shares”) equivalent to the number of Conversion Shares. If fewer than all the Class B Shares represented by any certificate are converted, the Converting Shareholder shall be entitled to receive a new certificate representing the Class B Shares represented by the original certificate that are not converted. The Conversion Shares convert into the Converted Shares, and the Converting Shareholder (or any person or persons in whose name or names such Converting Shareholder shall have directed the Converted Shares to be registered) becomes a holder of record for all purposes of the Converted Shares, on the date of surrender of the certificate(s) representing the Conversion Shares accompanied by notice in writing as referred to above.

(6) Automatic Conversion Upon Transfer to Persons that are not Permitted Holders. If a holder of Class B Shares sells, transfers, assigns or otherwise conveys (each, a “Transfer”) any or all of its Class B Shares (the “Transferred Shares”) to a Person that is not a Permitted Holder (the “Transferee”), the Transferred Shares shall automatically convert into Common Shares immediately prior to the Transfer, such that the Transferee receives one fully paid and non-assessable Common Share for each Transferred Share.

(7) Automatic Conversion Upon Certain Other Events. Class B Shares shall automatically convert into Common Shares effective upon the first to occur of:

(a) with respect to all the issued and outstanding Class B Shares held by a Person, immediately upon the first to occur of:

(i) such Person ceasing to be a Permitted Holder; or

(ii) such time as the total number of Class B Shares beneficially owned and controlled by such holder together with any other Permitted Holder of such holder is less than 10% of the total number of outstanding Class B Shares and Common Shares; and

(b) with respect to all the issued and outstanding Class B Shares, regardless of the holder thereof, immediately upon the first to occur of:

(i) such time as David A. Martin and Nancy L. Knowlton (together or individually) do not beneficially own and exercise control and direction over, directly or indirectly, more than 50% of the outstanding Voting Shares of IFF or any successor thereto; or

(ii) such time as neither David A. Martin nor Nancy L. Knowlton is an employee, officer or director of the Corporation.

(8) Certain Class Votes. So long as there are any Class B Shares outstanding, the Corporation shall not effect any of the following unless prior thereto, the holders of at least two-thirds of the outstanding Class B Shares (and 100% of the outstanding Class B Shares in the case of (d) and (e) below), voting separately as a class, have consented thereto:

(a) any proposed amalgamation involving the Corporation in respect of which the Act requires that the approval of the shareholders of the Corporation be obtained;

(b) any proposed plan of arrangement pursuant to section 193 of the Act involving the Corporation in respect of which the Act, or any order issued by the Court of Queen’s Bench of Alberta pursuant to section 193 of the Act, requires that the approval of the shareholders of the Corporation be obtained;

(c) any proposed sale, lease or exchange of all or substantially all the property of the Corporation in respect of which the Act requires that the approval of the shareholders of the Corporation be obtained;

(d) the issuance or creation of Shares of the Corporation of any class or series that entitle the holders thereof to more than one vote per Share; or

(e) any issuance of Class B Shares or securities convertible or exchangeable for Class B Shares, including without limitation, any options, warrants or rights to acquire Class B Shares.

(9) Single Class. Except as otherwise provided herein, Common Shares and Class B Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act. The Common Shares shall not vote separately as a class on any matter except as expressly provided in the Act. The Class B Shares shall vote separately as a class as provided in Section 8 and as expressly provided in the Act.

(10) Cancellation of Class B Shares. Upon conversion of a Class B Share into a Common Share, such Class B Share shall be cancelled and retired and may not be reissued by the Corporation.

(11) No Further Issuance of Class B Shares. If at any time all the Class B Shares outstanding are converted into Common Shares, purchased for cancellation or otherwise cease to be outstanding, no further Class B Shares shall be issued by the Corporation.